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                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                           ----------------
                           SCHEDULE 13E-4
                    ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES
                        EXCHANGE ACT OF 1934)
                           ----------------

            CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
            (NAME OF ISSUER AND PERSON FILING STATEMENT)

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             TITLE                                CUSIP

$5 Cumulative Preferred Stock (no par value)     209111 70 7

Cumulative Preferred Stock ($100 par value)
  -   5 3/4%  Series A                           209111 2* 3
  -   5 1/4%  Series B                           209111 88 9
  -   4.65 %  Series C                           209111 30 1
  -   4.65 %  Series D                           209111 40 0
  -   7.20 %  Series I                           209111 87 1
  -   6 1/8%  Series J                           209111 86 3
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              (TITLE OF EACH CLASS OF SECURITIES)
            (CUSIP NUMBER OF EACH CLASS OF SECURITIES)


                         RAYMOND J. MCCANN
                     EXECUTIVE VICE PRESIDENT AND
                     CHIEF FINANCIAL OFFICER
            CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                          4 IRVING PLACE
                       NEW YORK, NEW YORK 10003
                           (212) 460-4407
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING
STATEMENT)

                         JANUARY 29, 1996
(DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
HOLDERS)


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                        CALCULATION OF FILING FEE

Transaction Valuation                    Amount of Filing Fee
$478,285,488                               $95,657.10

* Solely for purposes of calculating the filing fee and computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase filed as an Exhibit hereto.


/__/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING
FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY
REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE
DATE OF ITS FILING.

Amount Previously Paid:   __________
Form or Registration No.: __________
Filing Party: ______________________
Date Filed: ________________________



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ITEM 1. SECURITY AND ISSUER.

(a) Incorporated herein by reference to the information appearing under the caption "Certain Information Concerning Con Edison" in the Offer to Purchase, dated January 29, 1996, filed as Exhibit 99.(a)(1) to this Issuer Tender Offer Statement on Schedule 13E-4 (the "Offer to Purchase").

(b) Incorporated herein by reference to the information appearing on the front cover of the Offer to Purchase, and to the information appearing under the captions "Introduction," "Terms of the Offer--Number of Shares, Purchase Price, Expiration Date; Receipt of Dividend" and "Transactions and Agreements Concerning the Shares" in the Offer to Purchase.

(c) Incorporated herein by reference to the information appearing under the caption "Price Range of Shares; Dividends" in the Offer to Purchase.

(d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase.

(b) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
ISSUER OR AFFILIATE.

Incorporated herein by reference to the information appearing under the caption "Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE ISSUER'S SECURITIES.

Incorporated herein by reference to the information appearing under the captions "Transactions and Agreements Concerning the Shares" and "Fees and Expenses" in the Offer to Purchase.

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ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

Incorporated herein by reference to the information appearing under the caption "Fees and Expenses" in the Offer to Purchase.

ITEM 7. FINANCIAL INFORMATION.

(a) Incorporated herein by reference to the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1994 of Consolidated Edison Company of New York, Inc. ("Con Edison") and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995 of Con Edison, and to the information appearing under the caption "Summary -- Selected Financial Information" in the Offer to Purchase.

(b) Incorporated herein by reference to the information appearing under the caption "Summary -- Capitalization" in the Offer to Purchase.

ITEM 8. ADDITIONAL INFORMATION.

(a) Not applicable.

(b) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase.

(c) Not applicable.

(d) Not applicable.

(e) See Exhibits 99.(a)(1) and 99.(a)(2).

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO. DESCRIPTION
----------- -----------

99.(a)(1)    Offer to Purchase, dated January 29, 1996.

99.(a)(2)    Letters of Transmittal for each series of
             securities.

99.(a)(3)    Notice of Guaranteed Delivery of Shares.

99.(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and other Nominees.

99.(a)(5)    Form of Letter to Clients of Brokers, Dealers,
             Commercial Banks, Trust Companies and other
             Nominees.

99.(a)(6)    Guidelines of the Internal Revenue Service for
             Certification of Taxpayer Identification Number on Substitute Form W-9.

99.(a)(7)    Summary Advertisement of Con Edison.

99.(a)(8)    Letter to Shareholders, dated January 29, 1996.

99.(a)(9)    Press Release, dated January 26, 1996.

99.(b)(1)    Indenture between Con Edison and The Chase Manhattan
             Bank (National Association) ("Chase"), as Trustee,
             (the "Indenture"). (Incorporated by reference to Exhibit 4(h) to Con Edison's Annual Report on Form
             10-K for the year ended December 31, 1990--
             Commission File No. 1-1217.)

99.(b)(2)    Form of First Supplemental Indenture to the
             Indenture. (Incorporated by reference to Exhibit 4.2
             to Registration Statement on Form S-3
             (No. 33-64657).)

99.(c)       Not applicable.

99.(d)       Tax Opinion of Dewey Ballantine.

99.(e)       Not applicable.

99.(f)       Not applicable.

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                             SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 1996         Consolidated Edison Company of
                                   New York, Inc.


                                By:  RAYMOND J. MCCANN
                                     Raymond J. McCann
                                     Executive Vice President and
                                       Chief Financial Officer

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